Filed pursuant to Rule 424(b)(3)
File No. 333-236574

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 1, 2020, as supplemented

by the Prospectus Supplement dated June 4, 2020,

the Prospectus Supplement dated August 7, 2020,

the Prospectus Supplement dated November 6, 2020,

the Prospectus Supplement dated February 5, 2021,

the Prospectus Supplement dated August 11, 2021,

the Prospectus Supplement dated November 4, 2021,

the Prospectus Supplement dated February 7, 2022,

the Prospectus Supplement dated May 18, 2022,

the Prospectus Supplement dated August 5, 2022, the
Prospectus Supplement dated September 9, 2022, and the
Prospectus Supplement dated November 9, 2022)

February 7, 2023

Oxford Lane Capital Corp.

$750,000,000
Common Stock

This prospectus supplement contains information which amends, supplements and modifies certain information contained in the prospectus dated June 1, 2020 (the “Base Prospectus”) as supplemented by the prospectus supplement dated June 4, 2020 (the “June 2020 Prospectus Supplement”), the prospectus supplement dated August 7, 2020 (the “August 2020 Prospectus Supplement”), the prospectus supplement dated November 6, 2020 (the “November 2020 Prospectus Supplement”), the prospectus supplement dated February 5, 2021 (the “February 2021 Prospectus Supplement”), the prospectus supplement dated August 11, 2021 (the “August 2021 Prospectus Supplement”), the prospectus supplement dated November 4, 2021 (the “November 2021 Prospectus Supplement”), the prospectus supplement dated February 7, 2022 (the “February 2022 Prospectus Supplement”), the prospectus supplement dated May 18, 2022 (the “May 2022 Prospectus Supplement”), the prospectus supplement dated August 5, 2022 (the “August 2022 Prospectus Supplement”), the prospectus supplement dated September 9, 2022 (the “September 2022 Prospectus Supplement”) and the prospectus supplement dated November 9, 2022 (the “November 2022 Prospectus Supplement,” and together with this prospectus supplement and the Base Prospectus, the “Prospectus”), which relate to the sale of shares of common stock of Oxford Lane Capital Corp. (the “Company”) in an “at-the-market” offering pursuant to an Amended and Restated Equity Distribution Agreement dated September 9, 2022 (the “Amended Equity Distribution Agreement”), with Ladenburg Thalmann & Co. Inc. and B. Riley Securities, Inc. (the “Distribution Agents”). The Company’s investment adviser, Oxford Lane Management, LLC (the “Adviser” or “Oxford Lane Management”), has agreed to pay to the Distribution Agents, if necessary, a supplemental payment per share that will reflect the difference between the public offering price per share and the net proceeds per share received by the Company in this offering such that the net proceeds per share received by the Company (before expenses) are not below the Company’s then current net asset value per share.

This prospectus supplement supersedes the Base Prospectus and any prospectus supplement thereto to the extent it contains information that is different from or in addition to the information in the Base Prospectus or prospectus supplement. Unless otherwise indicated, all other information included in the Base Prospectus and prospectus supplements thereto that is not inconsistent with the information set forth in this prospectus supplement remains unchanged.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus and in our subsequent filings with the Securities and Exchange Commission (the “SEC”) that are incorporated by reference into the Prospectus, before investing.

The terms “Oxford Lane,” the “Company,” “we,” “us” and “our” generally refer to Oxford Lane Capital Corp.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From June 4, 2020 to February 6, 2023, we sold a total of 81,124,566 shares of common stock pursuant to the “at-the-market” offering. The total amount of capital raised as a result of these sales of common stock was approximately $535.6 million and net proceeds were approximately $529.1 million, after deducting the sales agent’s commissions and offering expenses.

JANUARY  2023 FINANCIAL UPDATE

On February 6, 2023, we announced the following net asset value (“NAV”) estimate as of January 31, 2023.

●	Management’s unaudited estimate of the range of the NAV per share of our common stock as of January 31, 2023 is between $5.02 and $5.12. This estimate is not a comprehensive statement of our financial condition or results for the month ended January 31, 2023. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by the Company’s board of directors. We advise you that our NAV per share for the quarter ending March 31, 2023 may differ materially from this estimate, which is given only as of January 31, 2023.

●	As of January 31, 2023, the Company had approximately 167.4 million shares of common stock issued and outstanding.

The fair value of the Company’s portfolio investments may be materially impacted after January 31, 2023 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are impacted by market volatility in the U.S. or worldwide, the Company may experience a material impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments. Investing in our securities involves a number of significant risks. For a discussion of the additional risks applicable to an investment in our securities, please refer to the section titled “Risk Factors” in our prospectus and the note titled “Risks and Uncertainties” in our most recent annual report or semi-annual report, as applicable.

The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of, Oxford Lane Capital Corp.'s management.  PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data.  Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference relates to the Company's previously issued financial statements. It does not extend to the preliminary financial data and should not be read to do so.

THIRD QUARTER FINANCIAL HIGHLIGHTS AND RESULTS

On January 27, 2023, we announced the following financial results and related information:

●	On January 26, 2023, our Board of Directors declared the following distributions on our common stock:

Month Ending	Record Date	Payment Date	Amount Per Share
April 30, 2023	April 14, 2023	April 28, 2023	$0.075
May 31, 2023	May 17, 2023	May 31, 2023	$0.075
June 30, 2023	June 16, 2023	June 30, 2023	$0.075

●	Net asset value (“NAV”) per share as of December 31, 2022 stood at $4.63, compared with a NAV per share on September 30, 2022 of $4.93.

●	Net investment income (“NII”), calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), was approximately $41.4 million, or $0.26 per share, for the quarter ended December 31, 2022.

●	Our core net investment income (“Core NII”) was approximately $50.1 million, or $0.31 per share, for the quarter ended December 31, 2022.

o	Core NII represents NII adjusted for additional applicable cash distributions received, or entitled to be received (if any, in either case), on our collateralized loan obligation (“CLO”) equity investments. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.

o	We emphasize that our taxable income may differ materially from our GAAP NII and/or our Core NII, and that neither GAAP NII nor Core NII should be relied upon as indicators of our taxable income.

●	Total investment income for the quarter ended December 31, 2022 amounted to approximately $67.6 million, which represented an increase of approximately $2.9 million from the quarter ended September 30, 2022.

o	For the quarter ended December 31, 2022 we recorded investment income from our portfolio as follows:

◾	Approximately $64.3 million from our CLO equity and CLO warehouse investments, and

◾	Approximately $3.3 million from our CLO debt investments and other income.

●	Our total expenses for the quarter ended December 31, 2022 were approximately $26.2 million, compared with total expenses of approximately $28.7 million for the quarter ended September 30, 2022.

●	As of December 31, 2022, the following metrics applied (note that none of these metrics represented a total return to shareholders):

o	The weighted average yield of our CLO debt investments at current cost was 16.6%, up from 15.1% as of September 30, 2022.

o	The weighted average effective yield of our CLO equity investments at current cost was 15.7%, down from 16.1% as of September 30, 2022.

o	The weighted average cash distribution yield of our CLO equity investments at current cost was 18.6%, down from 22.1% as of September 30, 2022.

●	For the quarter ended December 31, 2022, we recorded a net decrease in net assets resulting from operations of approximately $14.8 million, or $0.09 per share, comprised of:

o	NII of approximately $41.4 million;

o	Net realized losses of approximately $1.5 million; and

o	Net unrealized depreciation of approximately $54.7 million.

●	During the quarter ended December 31, 2022, we made additional investments of approximately $82.2 million, and received approximately $49.5 million from sales and repayments of our CLO investments.

●	For the quarter ended December 31, 2022, we issued a total of approximately 7.2 million shares of common stock pursuant to an “at-the-market” offering. After deducting the sales agent’s commissions and offering expenses, this resulted in net proceeds of approximately $37.2 million. As of December 31, 2022, we had approximately 167.1 million shares of common stock outstanding.

●	On January 26, 2023, our Board of Directors declared the required monthly dividends on our 6.75% Series 2024 Term Preferred Shares, 6.25% Series 2027 Term Preferred Shares, 6.00% Series 2029 Term Preferred Shares, and 7.125% Series 2029 Term Preferred Shares as follows:

Preferred Shares Type	Per Share Dividend Amount Declared	Record Dates	Payment Dates
6.75% - Series 2024	$0.14062500	March 17, 2023, April 14, 2023, May 17, 2023	March 31, 2023, April 28, 2023, May 31, 2023
6.25% - Series 2027	$0.13020833	March 17, 2023, April 14, 2023, May 17, 2023	March 31, 2023, April 28, 2023, May 31, 2023
6.00% - Series 2029	$0.12500000	March 17, 2023, April 14, 2023, May 17, 2023	March 31, 2023, April 28, 2023, May 31, 2023
7.125% - Series 2029	$0.14843750	March 17, 2023, April 14, 2023, May 17, 2023	March 31, 2023, April 28, 2023, May 31, 2023

In accordance with their terms, each of the 6.75% Series 2024 Term Preferred Shares, 6.25% Series 2027 Term Preferred Shares, 6.00% Series 2029 Term Preferred Shares, and 7.125% Series 2029 Term Preferred Shares will pay a monthly dividend at a fixed rate of 6.75%, 6.25%, 6.00% and 7.125%, respectively, of the $25.00 per share liquidation preference, or $1.6875, $1.5625, $1.5000 and $1.78125 per share per year, respectively. This fixed annual dividend rate is subject to adjustment under certain circumstances, but will not, in any case, be lower than 6.75%, 6.25%, 6.00% and 7.125% per year, respectively, for each of the 6.75% Series 2024 Term Preferred Shares, 6.25% Series 2027 Term Preferred Shares, 6.00% Series 2029 Term Preferred Shares and 7.125% Series 2029 Term Preferred Shares.

Supplemental Information Regarding Core Net Investment Income

We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even in the event of similar terms being utilized to identify such measures. Core NII represents GAAP NII adjusted for additional applicable cash distributions received, or entitled to be received (if any, in either case), on our CLO equity investments. Oxford Lane’s management uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of Oxford Lane’s financial performance, identifying trends in its results and providing meaningful period-to-period comparisons.

Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an effective yield to the expected redemption utilizing estimated cash flows, at current cost, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the effective yield calculation. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”).

Furthermore, in order for the Company to continue qualifying as a regulated investment company for tax purposes, we are required, among other things, to distribute at least 90% of our investment company taxable income annually. Therefore, Core NII may provide a better indication of our estimated taxable income for a reporting period than GAAP NII; we can offer no assurance that will be the case, however, as the ultimate tax character of our earnings cannot be determined until after tax returns are prepared at the close of a fiscal year. We note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.

The following table provides a reconciliation of GAAP NII to Core NII for the three months ended December 31, 2022:

	Three Months Ended December 31, 2022
	Amount	Per Share Amount
GAAP net investment income	$41,410,649	$0.26
CLO equity adjustments	8,688,110	0.05
Core net investment income	$50,098,759	$0.31

PORTFOLIO MANAGEMENT

The management of our investment portfolio is the responsibility of Oxford Lane Management, and its investment committee, which currently consists of Jonathan H. Cohen, our Chief Executive Officer and Saul B. Rosenthal, our President. Oxford Lane Management’s investment committee must approve each new investment that we make. The members of Oxford Lane Management’s investment committee are not employed by us, and receive no compensation from us in connection with their portfolio management activities. Messrs. Cohen and Rosenthal, through their ownership of Oxford Funds, LLC (“Oxford Funds”), the managing member of Oxford Lane Management, are entitled to a portion of any investment advisory fees paid by the Company to Oxford Lane Management.

Because Oxford Lane Management currently provides portfolio management services only to us, we do not believe there are any conflicts of interests with respect to Oxford Lane Management’s management of the Company’s portfolio on the one hand, and the management of other accounts or investment vehicles by Oxford Lane Management on the other. However, Mr. Cohen currently serves as Chief Executive Officer and Mr. Rosenthal currently serves as President and Chief Operating Officer of Oxford Square Capital Corp., a publicly-traded business development company that invests principally in CLOs and the debt of U.S.-based companies. Messrs, Cohen and Rosenthal also serve in the same positions at Oxford Square Capital Corp.’s investment adviser. Charles M. Royce is a non-managing member of Oxford Square Management, LLC (“Oxford Square Management”). As a result, Messrs. Cohen and Rosenthal may be subject to certain conflicts of interests with respect to their management of our portfolio on the one hand, and their respective obligations to manage Oxford Square Capital Corp. on the other hand. Since 2018, Mr. Cohen has also served as the Chief Executive Officer of Oxford Gate Management, LLC (“Oxford Gate Management”), the investment adviser to Oxford Gate Master Fund, LLC, Oxford Gate, LLC and Oxford Gate (Bermuda), LLC (collectively, the “Oxford Gate Funds”) and Oxford Bridge II, LLC. The Oxford Gate Funds and Oxford Bridge II, LLC are private investment funds. Mr. Rosenthal has also served as President of Oxford Gate Management since 2018.

Set forth below is additional information regarding the additional entities currently managed by Messrs. Cohen and Rosenthal:

Name	Entity	Investment Focus	Gross Assets(1)
Oxford Square Capital Corp.	Business development Company	Principally CLOs and debt investments in U.S. based companies	$358.0 million
Oxford Bridge II, LLC	Private fund	CLO debt and equity	$61.7 million
Oxford Gate Master Fund, LLC	Private fund	CLO debt and equity	$163.8 million
____________

(1)	Gross assets are calculated as of September 30, 2022, and are rounded to the nearest million.

Investment Personnel

Our investment adviser is led by Jonathan H. Cohen, Chief Executive Officer, and Saul B. Rosenthal, President. We consider Messrs. Cohen and Rosenthal to be Oxford Lane Management’s senior investment team. We also consider Messrs. Cohen and Rosenthal to be the Company’s portfolio managers. The table below shows the dollar range of shares of our common stock to be beneficially owned by each of our portfolio managers as of February 6, 2023.

Name of Portfolio Manager	Dollar Range of Equity Securities in Oxford Lane Capital Corp.(1)(2)
Jonathan H. Cohen	$Over $1,000,000
Saul B. Rosenthal	$Over $1,000,000
____________

(1)	Dollar ranges are as follows: None, $1 — $10,000, $10,001 — $50,000, $50,001 — $100,000, $100,001 — $500,000; $500,001 — $1,000,000 or Over $1,000,000.
(2)	The dollar range of equity securities beneficially owned in us is based on the closing price of our common stock of $6.21 on February 3, 2023 on the Nasdaq Global Select Market.

The following information pertains to the members of Oxford Lane Management’s investment team:

Jonathan H. Cohen. Since 2010, Mr. Cohen is Chief Executive Officer of both Oxford Lane Capital Corp. and Oxford Lane Management. Mr. Cohen has also served as Chief Executive Officer of both Oxford Square Capital Corp. (NasdaqGS: OXSQ), a publicly traded business development company, and Oxford Square Management, LLC, Oxford Square Capital Corp.’s investment adviser, and as the managing member of Oxford Funds, since 2003. Since 2018, Mr. Cohen has also served as the Chief Executive Officer of Oxford Gate Management, the investment adviser to the Oxford Funds and Oxford Bridge II, LLC. Oxford Bridge II, LLC and the Oxford Gate Funds are private investment funds. Mr. Cohen is also a member of the Board of Directors of the Company and Oxford Square Capital Corp. Previously, Mr. Cohen managed technology equity research groups at Wit Capital, Merrill Lynch, UBS and Smith Barney. Mr. Cohen received a B.A. in Economics from Connecticut College and an M.B.A. from Columbia University. Mr. Cohen’s depth of experience in managerial positions in investment management, securities research and financial services, as well as his intimate knowledge of our business and operations, gives the Board of Directors valuable industry-specific knowledge and expertise on these and other matters.

Saul B. Rosenthal. Since 2010, Mr. Rosenthal is the President of both Oxford Lane Capital Corp. and Oxford Lane Management. Mr. Rosenthal has also served as Chief Operating Officer since 2003 and President since 2004 of Oxford Square Capital Corp. (NasdaqGS: OXSQ), a publicly traded business development company, and is a member of Oxford Funds. Mr. Rosenthal has also served as President of Oxford Gate Management, the investment adviser to the Oxford Gate Funds and Oxford Bridge II, LLC, since 2018. Mr. Rosenthal was previously an attorney at the law firm of Shearman & Sterling LLP. Mr. Rosenthal serves on the board of the National Museum of Mathematics. Mr. Rosenthal received a B.S., magna cum laude, from the Wharton School of the University of Pennsylvania, a J.D. from Columbia University Law School, where he was a Harlan Fiske Stone Scholar, and a LL.M. (Taxation) from New York University School of Law. Mr. Rosenthal’s depth of experience in managerial positions in investment management, as well as his intimate knowledge of our business and operations, gives the Board of Directors the valuable perspective of a knowledgeable corporate leader.

Kevin P. Yonon. Mr. Yonon is a Managing Director, Portfolio Manager of Oxford Lane Management, LLC, and holds that same position with Oxford Square Management, LLC, the adviser of Oxford Square Capital Corp. (NasdaqGS: OXSQ) and Oxford Gate Management, the investment manager to the Oxford Gate Funds and Oxford Bridge II, LLC. Previously, Mr. Yonon was an Associate at Deutsche Bank Securities and prior to that he was an Analyst at Blackstone Mezzanine Partners. Before joining Blackstone, he worked as an Analyst at Merrill Lynch in the Mergers & Acquisitions group. Mr. Yonon received a B.S. in Economics with concentrations in Finance and Accounting from the Wharton School at the University of Pennsylvania, where he graduated magna cum laude, and an M.B.A. from the Harvard Business School.

Joseph Kupka. Mr. Kupka is a Managing Director of Oxford Lane Management, LLC, and holds that same position with Oxford Square Management, LLC, the adviser of Oxford Square Capital Corp. (NasdaqGS: OXSQ) and Oxford Gate Management, the investment manager to the Oxford Gate Funds and Oxford Bridge II, LLC. Previously, he worked as a risk analyst for First Equity Card Corporation. He has a BS in Mechanical Engineering from the University of Pennsylvania, where he was the Abel and Bernstein Class of 1945 Scholarship Recipient.

Hooman Banafsheha. Mr. Banafsheha is a Principal of Oxford Lane Management, LLC, and holds that same position with Oxford Square Management, LLC, the adviser of Oxford Square Capital Corp. (NasdaqGS: OXSQ) and Oxford Gate Management, the investment manager to the Oxford Gate Funds and Oxford Bridge II, LLC. Previously, Mr. Banafsheha was a Vice President in the Finance division of Goldman Sachs. Prior to joining Goldman Sachs, he was a Senior Consultant at Deloitte. Mr. Banafsheha received a B.S. in Business Administration with a concentration in Finance from the State University of New York, University at Albany, where he graduated magna cum laude, and an M.B.A. from the MIT Sloan School of Management. Mr. Banafsheha has also attained the Charted Alternative Investment Analyst (CAIA) designation.

Brian Aleska. Mr. Aleksa is a Vice President for Oxford Lane Management, LLC, and holds that same position with Oxford Square Management, LLC, the adviser of Oxford Square Capital Corp. (NasdaqGS: OXSQ) and Oxford Gate Management, the investment manager to the Oxford Gate Funds and Oxford Bridge II, LLC. Previously, Mr. Aleksa was a Senior Analyst in the Capital Markets group at CBA Commercial. He received a B.A. in Accounting and Finance from Franklin & Marshall College.

Tyler Vallie. Mr. Vallie is an Associate at Oxford Lane Management, LLC, and holds that same position with Oxford Square Management, LLC, the adviser of Oxford Square Capital Corp. (NasdaqGS: OXSQ) and Oxford Gate Management, the investment manager to the Oxford Gate Funds and Oxford Bridge II, LLC. Previously, Mr. Vallie was an Operations Associate on the Operations team at Chilton Investment Company. He received a B.A. in Economics from Marist College.

Compensation

None of Oxford Lane Management’s investment personnel receive any direct compensation from the Company in connection with the management of our portfolio. Messrs. Cohen and Rosenthal, through their ownership interest in Oxford Funds, the managing member of Oxford Lane Management, are entitled to a portion of any profits earned by Oxford Lane Management, which includes any fees payable to Oxford Lane Management under the terms of the Investment Advisory Agreement between the Company and Oxford Lane Management (the “Investment Advisory Agreement”), less expenses incurred by Oxford Lane Management in performing its services under the Investment Advisory Agreement. Messrs. Cohen and Rosenthal do not receive any additional compensation from Oxford Lane Management in connection with the management of our portfolio. The compensation paid by Oxford Lane Management to certain other investment personnel includes: (i) annual base salary and (ii) portfolio-based performance award.